SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. __)(1)

                           CROSSZ SOFTWARE CORPORATION
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)


                                   227698 10 7
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                                 (CUSIP number)

                              DAVID J. ADLER, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 25, 1997
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page of 10 Pages)

--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 227698 10 7                  13D           Page 2 of 10 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                             Brentwood Associates VII, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                   (b) / /
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     3          SEC USE ONLY

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     4          SOURCE OF FUNDS*
                         WC, OO
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                         Delaware
--------------------------------------------------------------------------------
 NUMBER OF              7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                                461,397 shares
  OWNED BY
    EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                     0 shares
               -----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                     461,397 shares
               -----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                            0
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         461,397 shares
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            9.0%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 227698 10 7                  13D           Page 3 of 10 Pages
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================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                        John Walecka
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                         00
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      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                           / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                         United States
--------------------------------------------------------------------------------
  NUMBER OF             7          SOLE VOTING POWER
    SHARES
 BENEFICIALLY                               12,500(1) shares
   OWNED BY
     EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                        8          SHARED VOTING POWER

                                       461,397 shares
               -----------------------------------------------------------------
                        9          SOLE DISPOSITIVE POWER

                                      12,500(1) shares
               -----------------------------------------------------------------
                       10          SHARED DISPOSITIVE POWER

                                       461,397 shares
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                         473,897(1) shares
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                         / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                             9.2%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)      Consists  of  Common  Stock   issuable   upon   exercise  of  currently
         exercisable options held by Mr. Walecka.


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CUSIP No. 227698 10 7                  13D           Page 4 of 10 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This Statement relates to Common Stock, par value $.001 per share ("Common Stock"), of CrossZ Software Corporation (the "Issuer"). On November 20, 1997, the Issuer offered 2,500,000 shares of Common Stock in an initial public offering (the "Offering"). The closing of such offering occurred on November 25, 1997. Immediately prior to such closing, outstanding Series D Preferred Stock ("Preferred Stock") and the three other classes of Preferred Stock of the Issuer then outstanding were converted into 1,697,770 shares of Common Stock. Such amount included Common Stock issuable to the undersigned. The principal executive offices of the Issuer are located at 60 Charles Lindbergh Boulevard, Uniondale, New York 11553.

                  In July 1997, the Company effected a 1-for-4 reverse stock split of its Common Stock, Preferred Stock and the other three series of preferred stock then outstanding, and, in October 1997, the Issuer effected a 1-for-2 reverse stock split of its Common Stock, Preferred Stock and the other three series of preferred stock then outstanding. All information in this
Schedule 13D gives effect to the stock splits.


Item 2.           IDENTITY AND BACKGROUND.

         1.       (a)      BRENTWOOD ASSOCIATES VII, L.P., a limited partnership
organized under the laws of the State of Delaware ("Brentwood").

                  (b)      Address:         3000 Sand Hill Road
                                            Building 1, Suite 260
                           Menlo Park, California 94025
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         Brentwood VII Ventures,  LP ("Brentwood VII") is the general partner of
Brentwood.   The  general  partners  of  Brentwood  VII  include  certain  other investors, including John L. Walecka.

         2.       (a)      JOHN L.  WALECKA,  is a general  partner of Brentwood
VII.
                  (b)      Address:         3000 Sand Hill Road
                                            Building 1, Suite 260
                           Menlo Park, California 94025
                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States



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CUSIP No. 227698 10 7                  13D           Page 5 of 10 Pages
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Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On November 20, 1997, Brentwood acquired 100,000 shares of Common Stock, in the Offering. The aggregate purchase price was $600,000 and came from the working capital and other funds of Brentwood.

                  On November 25, 1997, Brentwood received 361,397 shares of Common Stock as a result of the conversion of all of the Issuer's outstanding Preferred Stock and all accrued and unpaid dividends thereon. The aggregate purchase price for the shares of Preferred Stock acquired by Brentwood was $750,000 and the shares of Preferred Stock were acquired from working capital and other funds.

                  In addition to the foregoing conversion, options to purchase Preferred Stock held by John Walecka were converted into options to purchase 12,500 shares of Common Stock.

Item 4.           PURPOSE OF TRANSACTION.

                  The Reporting Persons purchased the shares of Common Stock for investment purposes. No Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The following table sets forth the aggregate number and percentage (based on 5,117,008 shares of Common Stock outstanding as of November 25, 1997) of Common Stock beneficially owned by each Reporting Person named in
Item 2 of Schedule 13D.

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CUSIP No. 227698 10 7                  13D           Page 6 of 10 Pages
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                                                               Percentage of
                                     Shares of Common        Shares of Common
                                           Stock                  Stock
Name                                Beneficially Owned      Beneficially Owned
----                                ------------------      ------------------

Brentwood Associates VII, L.P.           461,397                 9.0%

John Walecka (1)                         473,897                 9.2%


---------------------

(1) Consists of (i) 461,397 shares of Common Stock owned by Brentwood, to which Mr. Walecka disclaims beneficial ownership except to the extent of his equity interest therein and (ii) 12,500 shares of Common Stock issuable upon exercise of currently exercisable options.

                  (b) Brentwood has sole power to vote and dispose of 461,397 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock.

                  In addition, Mr. Walecka has sole power to vote and dispose of 12,500 shares of Common Stock upon the exercise of options which represents less than 1% of the outstanding Common Stock. By virtue of being a general partner of Brentwood VII, the general partner of Brentwood, Mr. Walecka may be deemed to have shared power to vote and dispose of 461,397 shares of Common Stock, representing approximately 9.0% of the outstanding shares of Common Stock.

                  (c) The following table sets forth a description of all transactions in shares of Common Stock of the Issuer by the Reporting Persons identified in Item 2 of this Schedule 13D effected in the last sixty days.

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CUSIP No. 227698 10 7                  13D           Page 7 of 10 Pages
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                                                     Number of
                                    Purchase/          Shares
                                  Acquisition        Purchased/      Purchase
    Name of Shareholder              Date             Acquired        Price
    -------------------              ----             --------        -----

Brentwood Associates VII,          11/20/97            100,000        6.00
L.P.

                                   11/25/97            361,397     Conversion of
                                                                     Preferred
                                                                       Stock


                  (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

         Brentwood acquired the shares of Common Stock purchased on November 20, 1997 in the Offering.

                  (e)      Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  (a) The Reporting Persons entered into lock-up agreements with
GKN Securities ("GKN") and Barington Capital Group ("Barington, and, together with GKN, the "Underwriters"), effective as of November 19, 1997. Pursuant to these agreements, the Reporting Persons shall not sell, assign or transfer their shares of Common Stock or the Common Stock issuable upon exercise of options or warrants, as the case may be, without the prior written consent of the Underwriters for a period of thirteen months commencing as of November 19, 1997. The Reporting Persons have also agreed to waive demand and piggyback registration rights that they hold for a period of thirteen months commencing as of November 19, 1997.

                  (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit A.  Joint Filing Agreement.


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CUSIP No. 227698 10 7                  13D           Page 8 of 10 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1997                BRENTWOOD ASSOCIATES VII, L.P.
                                        By: Brentwood VII Ventures, L.P.
                                            General Partner


                                        By: /s/ JOHN L. WALECKA
                                            -------------------------------
                                            John L. Walecka, General Partner




                                            /S/ JOHN L. WALECKA
                                        ------------------------------------
                                            John L. Walecka

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CUSIP No. 227698 10 7                  13D           Page 9 of 10 Pages
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                                  EXHIBIT INDEX


EXHIBIT                                                                 PAGE

A.       Joint Filing Agreement                                          10




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CUSIP No. 227698 10 7                  13D           Page 10 of 10 Pages
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                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                  In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated November 25, 1997 (including amendments thereto) with respect to the Common Stock of CrossZ Software Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated:  December 4, 1997                BRENTWOOD ASSOCIATES VII, L.P.
                                        By: Brentwood VII Ventures, L.P.
                                            General Partner


                                        By: /s/ JOHN L. WALECKA
                                            -------------------------------
                                            John L. Walecka, General Partner




                                            /S/ JOHN L. WALECKA
                                        ------------------------------------
                                            John L. Walecka